UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MapInfo Corporation

(Name of Subject Company (issuer))

Magellan Acquisition Corp.

a wholly-owned subsidiary of

Pitney Bowes Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.002 par value per share	565105103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Michele Coleman Mayes, Esq.

Senior Vice President & General Counsel

Pitney Bowes, Inc., MSC 65-24

One Elmcroft Road

Stamford, CT 06926-0700

Telephone: (203) 351-7924

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald R. Papa, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036-8299

Telephone: (212) 969-3325

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$440,805,362	$13,533

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of MapInfo Corporation at a purchase price equal to $20.25 per share and 21,768,166 shares issued and outstanding, as of March 22, 2007, as represented by MapInfo Corporation.
(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,533
Form or Registration No.:	Schedule TO-T
Filing Party:	Pitney Bowes Inc. and Magellan Acquisition Corp.
Date Filed:	March 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Final Amendment”) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2007, amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the SEC on March 22, 2007, as amended by Amendment No. 1 on April 3, 2007 and Amendment No. 2 on April 13, 2007, by Pitney Bowes Inc., a Delaware corporation (“Pitney Bowes”), and Magellan Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pitney Bowes (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.002 per share, of MapInfo Corporation, a Delaware corporation (the “Company”), at a purchase price of $20.25 per Share in cash, without interest thereon, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as specifically provided herein, this Final Amendment does not modify any of the information previously reported on the Schedule TO.

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 1, 4, 8 and 11 of the Schedule TO.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by including the following:

“The Depositary for the Offer has advised Pitney Bowes and the Purchaser, that, as of the expiration of the Offer, approximately 20.1 million Shares, including approximately 1.0 million Shares that were tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn in the Offer. Those Shares represent approximately 92.1 percent of the Company’s outstanding Shares, including approximately 4.7 percent of outstanding Shares that were tendered pursuant to guaranteed delivery procedures. Following the expiration of the Offer, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, the Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Pitney Bowes. By virtue of the Merger, each outstanding Share not tendered in the Offer, other than those held by holders who demand appraisal rights for such Shares under Delaware law, have been converted into the right to receive $20.25 in cash, without interest (the same price paid in the Offer). In order to accomplish the Merger as a “short-form” merger, the Purchaser exercised the Top-Up Option which permitted it to purchase a limited number of additional Shares directly from the Company for $20.25.”

Item 12 of the Schedule TO. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(6) Press release issued by Pitney Bowes on April 19, 2007.

 (a)(7) Press release issued by Pitney Bowes on April 19, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007

MAGELLAN ACQUISITION CORP.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer